QUICK LAW GROUP PC

1035 PEARL STREET

SUITE 403

BOULDER, CO 80302

Phone: 720.259.3393

Facsimile: 303.845.7315

June 13, 2024

VIA EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention:	Tracey Houser, Esq.
Terence O’Brien, Esq.

Re:	NEXGEL, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023
Filed April 10, 2024
File No. 001-41173

Ladies and Gentlemen,

On behalf of NEXGEL, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated June 3, 2024 (the “Comment Letter”), to Adam Drapczuk, Chief Financial Officer of the Company, relating to the above referenced Form 10-K for the fiscal year ended December 31, 2023 (the “Original Report”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Original Report (the “Amendment”) with the Commission, responding to the Staff’s comments in the Comment Letter and amending the Original Report.

The following is the Company’s response to the Comment Letter. The Company’s response is numbered to correspond to the Staff’s comment as numbered in the Comment Letter. For your convenience, the Staff’s comment contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment.

U.S. Securities and Exchange Commission June 13, 2024 Page 2

Form 10-K for Fiscal Year Ended December 31, 2023

Item 9A. Controls and Procedures, page 25

1.	Please amend your filing to provide management’s annual report on internal control over financial reporting. Ensure you include a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting. Also, include management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a) of Regulation S-K.

Response: In the Amendment and in accordance with Item 308(a) of Regulation S-K, the Company included a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting and a statement identifying the framework used by management to evaluate the effectiveness of internal control over financial reporting. Additionally, the Company included management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2023 and concluded that the Company’s internal control over financial reporting was effective as of December 31, 2023 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America.

2.	In light of the missing internal control over financial reporting disclosures, please re-evaluate your conclusion regarding the effectiveness of disclosure controls and procedures. Also address this comment for your March 31, 2024 Form 10-Q’s conclusion for your disclosure controls and procedures.

Response: In light of the Amendment, the Company’s management re-evaluated its conclusion regarding the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2023 and March 31, 2024, respectively. The Company notes that the Company’s management inadvertently failed to include management’s annual report on internal control over financial reporting in the Original Report. The omission of the disclosure had no impact on the consolidated financial statements and other disclosures contained in the Original Report or in the Form 10-Q for the quarterly period ended March 31, 2024. Management is aware of its responsibility for establishing adequate internal controls over financial reporting, had such internal controls in place at that time, and complied with the procedures established by the internal controls framework. The specific disclosure item was inadvertently omitted from the Original Report as the Company had previously relied on an exemption established by the SEC for newly public companies that allowed the Company to exclude management’s report on internal control over financial reporting. As such, management concluded that the Company’s disclosure controls and procedures were effective as of December 31, 2023 and March 31, 2024.

We hope the above responses and the revised disclosure contained in the Amendment have addressed appropriately all of the Staff’s comments. Should you require any further information or have any questions, please do not hesitate to contact the undersigned at (720) 259-3393.

U.S. Securities and Exchange Commission June 13, 2024 Page 3

Sincerely,
QUICK LAW GROUP P.C.

/s/ Jeffrey M. Quick

Jeffrey M. Quick

cc:	Adam Levy, NEXGEL, Inc.
Adam Drapczuk, NEXGEL, Inc.